Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use in this Registration Statement on Form F-1 of our report dated July 10, 2006 relating to the consolidated financial statements and financial statement schedule of New Oriental Education & Technology Group Inc., (which report expresses an unqualified opinion and includes an explanatory paragraph referring to the translation of Renminbi amounts into U.S. Dollar amounts), appearing in the Prospectus, which is part of this Registration Statement.

We also consent to the reference to us under the headings “Summary Condensed Consolidated Financial Data”, “Selected Consolidated Condensed Financial Data” and “Experts” in such Prospectus.

/s/ Deloitte Touche Tohmatsu CPA Ltd.

Deloitte Touche Tohmatsu CPA Ltd.

Beijing, China

August 31, 2006